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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

INAMED CORPORATION
(Name of Subject Company)

INAMED CORPORATION
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

453235103
(CUSIP Number of Class of Securities)

Nicholas L. Teti
Chairman of the Board, President and Chief Executive Officer
Inamed Corporation
5540 Ekwill Street
Santa Barbara, California 93111
(805) 683-6761
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Scott M. Stanton Morrison & Foerster LLP 12531 High Bluff Drive Suite 100 San Diego, California 92130 (858) 720-5100	Joseph A. Newcomb Executive Vice President, Secretary and General Counsel Inamed Corporation 5540 Ekwill Street Santa Barbara, California 93111 (805) 683-6761

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1: Subject Company Information.

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9" or this "Statement") relates is Inamed Corporation, a Delaware corporation (the "Company" or "Inamed"). The principal executive offices of the Company are located at 5540 Ekwill Street, Santa Barbara, California 93111. The telephone number of the principal executive offices of the Company is (805) 683-6761.

        The title of the class of equity securities to which this Schedule 14D-9 relates is common stock, par value $0.01 per share (together with the associated preferred stock purchase rights, the "Shares"), of the Company. As of December 1, 2005, there were 36,839,112 Shares outstanding.

Item 2: Identity and Background of Filing Person.

        The filing person is the subject company. The name, address and telephone number of the Company are set forth in Item 1 above.

        This Statement relates to the tender offer by Banner Acquisition Corp., a Delaware corporation (the "Purchaser"), which is a wholly-owned subsidiary of Allergan, Inc., a Delaware corporation ("Parent" or "Allergan"), to exchange for each outstanding Share, at the election of the holder of such Share, either (i) $84.00 per Share, in cash without interest (the "Cash Consideration") or (ii) 0.8498 of a share of common stock, $.01 par value per share, of Parent (the "Parent Stock") plus cash in respect of fractional shares if any (together with the associated preferred stock purchase rights and any fractional shares of Parent Stock issuable in exchange for each Share, the "Parent Stock Consideration") (such price is hereinafter referred to as the "Offer Price"), upon the terms and subject to the conditions described in the Prospectus (as defined below) and the related Letter of Election and Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Elections of the Company's stockholders are subject to the proration and election procedures described in the terms of the Offer so that 45% of the aggregate Shares tendered would be exchanged for the Cash Consideration and 55% of the Shares tendered would be exchanged for the Parent Stock Consideration.

        Parent has filed with the United States Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 dated November 21, 2005 relating to the offer and sale of the Parent Stock Consideration (as amended or supplemented from time to time, the "Registration Statement"). The terms and conditions of the Offer are set forth in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by the Parent with the SEC on November 21, 2005 and the prospectus, which is a part of the Registration Statement (the "Prospectus") and the related Letter of Election and Transmittal. The Letter of Election and Transmittal is filed as Exhibit (a)(1)(A) to this Statement and the Prospectus is filed as Exhibit (a)(4) to this Statement and are each incorporated herein by reference.

        The Prospectus provides that, among other things, the Offer is contingent upon a number of conditions, including (1) there being validly tendered and not properly withdrawn prior to the expiration date a minimum number of Shares which constitutes at least a majority of the outstanding Shares on a fully diluted basis and (2) that either (i) the Agreement and Plan of Merger dated as of March 20, 2005 by and among the Company, Medicis Pharmaceutical Corporation and Masterpiece Acquisition Corp. (the "Medicis Merger Agreement") providing for the merger of the Company with and into Masterpiece Acquisition Corp (the "Medicis Merger") shall have been terminated or (ii) the vote of the Company's stockholders on the Medicis Merger shall not have occurred and the Purchaser shall be satisfied in its reasonable judgment that upon consummation of the Offer, Purchaser shall have the ability to vote sufficient Shares to assure rejection of the Medicis Merger.

        In addition, Parent has stated in the Prospectus that, promptly following the consummation of the Offer, it intends to seek to consummate a merger of the Purchaser with and into the Company, with the Company surviving the merger (the "Allergan Merger") for purposes of acquiring all of the Shares not acquired in the Offer.

        The Company and Allergan are actively negotiating the terms and conditions of the Offer (other than the Offer Price) and a draft Agreement and Plan of Merger by and among Allergan, Purchaser and the Company (the "Proposed Allergan Merger Agreement"), but no agreement has been reached as of the date of this Statement. As described below, in light of the December 5, 2005 filing deadline for this Statement and the unresolved issues described below, the Board of Directors voted unanimously to recommend that the Inamed stockholders reject the currently pending tender offer by Allergan. However, Inamed continues to be in active negotiations with Allergan in an attempt to secure terms and conditions of a revised offer that the Board would deem fair to, advisable to and in the best interests of Inamed and its stockholders. No assurance can be given that Inamed will be successful in securing acceptable revisions to the pending Allergan tender offer. Inamed intends to update its recommendation to its stockholders as soon as practicable following any change in the Board's recommendation.

        As set forth in the Schedule TO, the principal executive offices of the Purchaser and Parent are located at 2525 Dupont Drive, Irvine, California 92612.

Item 3: Past Contacts, Transactions, Negotiations and Agreements.

        Except as described herein and on pages 12 through 19 of the Company's Proxy Statement dated November 16, 2005 with respect to its 2005 Annual Meeting of Stockholders (the "2005 Proxy Statement") which is filed as Exhibit (a)(5)(B) to this Statement and was previously filed with the SEC, or as otherwise incorporated herein by reference, to the knowledge of the Company as of the date of this Statement, there are no material agreements, arrangements or understandings (other than in the ordinary course of business) or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company, its executive officers, directors or affiliates or (2) Parent, the Purchaser or their respective executive officers, directors or affiliates.

        Certain information regarding agreements, arrangements or understandings between the Company and its subsidiaries, on the one hand, and the Company's executive officers and directors or affiliates, on the other hand, are described at pages 105 through 110 of the Company's Joint Proxy Statement/Prospectus dated November 16, 2005 (the "Joint Proxy Statement/Prospectus") relating to the Medicis Merger. A copy of pages 105 through 110 is filed as Exhibit (a)(5)(A) to this Statement and is incorporated herein by reference. Any information contained in the pages incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

        In considering the recommendation of the Board of Directors of the Company (the "Board") with respect to the Offer, the Company's stockholders should be aware that certain executive officers and directors of the Company have interests in the Offer that are described below and in the Joint Proxy Statement/Prospectus which may present them with certain potential conflicts of interest.

        The Board was aware of any such agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below in "Item 4: The Solicitation or Recommendation—Reasons for Recommendation."

Parent's Ownership in the Company

        According to the Prospectus, as of the date of the Prospectus, Parent beneficially owned 100 Shares, representing less than 1% of the Company's Shares, and these Shares were purchased on November 8, 2005 at a per share purchase price of $76.07.

Employment/Change in Control Agreements of the Company's Executive Officers

        The following is a description of the Company's employment agreements and change in control agreements for the Company's executive officers. As discussed below, each agreement entitles the executive officer to certain rights in the event of the executive's termination without cause by the Company or by the combined company, or, except as set forth below, for good reason by the executive, upon a "change in control" or within a specified period of time following a "change in control." For purposes of these agreements, a "change in control" will occur if the Offer is consummated. Except as set forth below, "cause" is generally defined in each agreement to mean that the executive has: (a) been convicted of certain crimes, (b) engaged in conduct which is materially injurious to the Company, (c) failed to perform his or her respective duties as an executive officer of the Company (except that Mr. Hani Zeini's employment agreement does not contain this sub-clause (c)), or (d) engaged in gross negligence or willful misconduct resulting in material harm to the Company.

        Except as set forth below, "good reason" is generally defined in each agreement to mean that the executive: (a) is excluded from participation in any employee benefit plan offered to other similarly ranked executives or his or her benefits under such plans are materially reduced, (b) is asked to relocate to a location other than one in Santa Barbara County, California (or, in the case of Messrs. Joseph Newcomb and Vincent Trelles, Ventura County, California), (c) is not reimbursed for his or her business expenses in accordance with the Company's policy regarding reimbursements or (d) the executive's job responsibilities materially change (except that (i) with respect to Mr. Zeini this sub-clause (d) instead states "the executive's base salary is decreased" and (ii) Mr. Trelles' employment agreement does not contain this sub-clause (d)).

        In addition to the severance payments and other benefits described below, each of the employment or change in control agreements also provides for the immediate vesting of all stock options held by the executive in the event of a change in control, except that Mr. Teti's employment agreement provides that at a minimum all stock options held by Mr. Teti will vest immediately pro-rata based on the number of months Mr. Teti has worked for the Company from the date of grant as a percentage of the total number of months otherwise required for complete vesting and Mr. Daly's employment agreement does not address vesting of stock options or restricted stock upon a change in control. The consummation of the Offer would constitute a change in control for purposes of these agreements and, consequently, all of such stock options will immediately vest in full upon the consummation of the Offer.

Employment Agreement of Nicholas L. Teti

        In October 2004, the Company entered into an amended and restated employment agreement with Nicholas L. Teti, its President, Chief Executive Officer and Chairman. Under this agreement and amendments thereto expected to be adopted in the near future in order to comply with Section 409A of the Internal Revenue Code, Mr. Teti will be entitled to the following upon consummation of the Offer: (a) payment of an amount equal to the greater of three times his base salary at the time the Offer is consummated and (b) payment of any annual bonus awarded but not yet paid. If Mr. Teti's employment is terminated without cause by the Company or the combined company, or by Mr. Teti for good reason, within 12 months following the consummation of the Offer, Mr. Teti is entitled to receive: (a) pro-rated payment of his base salary through the date of his termination, (b) reimbursement of expenses incurred but not paid prior to his termination, and (c) continued participation in medical, dental and life insurance plans until the earlier of (i) the expiration of the 24-month period following Mr. Teti's termination of employment or (ii) the date Mr. Teti becomes eligible for equivalent benefits elsewhere. Mr. Teti's employment agreement defines "good reason" to include, in addition to the above description, situations in which: (a) Mr. Teti's title as Chief Executive Officer is changed, (b) Mr. Teti ceases to be Chairman of the Company's (or any of its successor's) Board of Directors, (c) Mr. Teti's base salary is decreased or (d) the Company fails to obtain a written agreement from any successor of the Company to assume the obligations under Mr. Teti's employment agreement upon a change in control.

Employment Agreement of Declan Daly

        In October 1998, the Company entered into an employment agreement with Declan Daly, its Executive Vice President and Chief Financial Officer, which was amended in November 1999. Under this agreement, in the event that Mr. Daly's employment is involuntarily terminated for any reason, including as a result of a merger or acquisition of the Company, he will be entitled to payment of an amount equal to eighteen months of his gross remuneration (i.e. base salary and all perquisites) at the rate applicable at the date of termination. Mr. Daly's agreement does not provide for any such payments upon Mr. Daly's voluntary termination of his employment, for good reason or otherwise provided, however, that upon Mr. Daly's completion of his assignment in the United States, he is entitled to a similar position with Inamed in Ireland. If no such position exists at that time he is entitled to payment of the amounts described in the preceding sentence.

Employment Agreement of Joseph A. Newcomb

        In August 2003, the Company entered into an employment agreement with Joseph A. Newcomb, its Executive Vice President, General Counsel and Secretary. Under this agreement and amendments thereto expected to be adopted in the near future in order to comply with Section 409A of the Internal Revenue Code, Mr. Newcomb will be entitled to the following upon consummation of the Offer: (a) payment of an amount equal to two times his base salary at the time the Offer is consummated and (b) payment of any annual bonus awarded but not yet paid. If Mr. Newcomb's employment is terminated without cause by the Company or the combined company, or by Mr. Newcomb for good reason, within 12 months following consummation of the Offer, Mr. Newcomb is entitled to receive: (a) pro-rated payment of his base salary through the date of his termination, (b) reimbursement of expenses incurred but not paid prior to his termination, and (c) continued participation in medical, dental and life insurance plans for the earlier of 18 months or until Mr. Newcomb is eligible for equivalent benefits elsewhere.

Employment Agreement of Vicente Trelles

        Effective January 2003, the Company entered into an employment agreement with Vicente Trelles, its Executive Vice President and Chief Operations Officer. Under this agreement, Mr. Trelles will be entitled to the following if his employment is terminated without cause by the Company or the combined company, or by Mr. Trelles for good reason, within 12 months following consummation of the Offer: (a) pro-rated payment of his base salary through the date of his termination, (b) payment of an amount equal to the greater of (i) two times his base salary at the time the Offer is consummated or (ii) two times his base salary at the time of his termination, (c) payment of any annual bonus awarded but not yet paid, (d) reimbursement of expenses incurred but not paid prior to his termination, and (e) continued participation in medical, dental and life insurance plans for the earlier of nine months or until Mr. Trelles is eligible for equivalent benefits elsewhere.

Employment Agreement of Robert S. Vaters

        In January 2003, the Company entered into an employment agreement with Robert S. Vaters, Executive Vice President, Strategy and Corporate Development. Under this agreement, Mr. Vaters will be entitled to the following if his employment is terminated without cause by the Company or the combined company, or by Mr. Vaters for good reason, within 12 months following consummation of the Offer: (a) pro-rated payment of his base salary through the date of his termination, (b) payment of an amount equal to the greater of (i) the two times his base salary at the time the Offer is consummated or (ii) two times his base salary at the time of his termination, (c) payment of any annual bonus awarded but not yet paid, (d) reimbursement of expenses incurred but not paid prior to his termination, and (e) continued participation in medical, dental and life insurance plans for the earlier of 18 months or until Mr. Vaters is eligible for equivalent benefits elsewhere.

Change in Control Agreement of Patricia S. Walker

        In January 2005, the Company entered into a change in control agreement with Patricia S. Walker, its Executive Vice President, Clinical and Regulatory Affairs and Chief Scientific Officer. Under this agreement, Dr. Walker will be entitled to the following if her employment is terminated without cause by the Company or the combined company within 12 months following consummation of the Offer: (a) pro-rated payment of her base salary through the date of her termination, (b) payment of an amount equal to the greater of (i) one times her base salary at the time the Offer is consummated, or (ii) one times her base salary at the time of her termination, (c) payment of any annual bonus awarded but not yet paid, (d) reimbursement of expenses incurred but not paid prior to her termination, and (e) continued participation in medical, dental and life insurance plans for the earlier of 12 months or until Dr. Walker is eligible for equivalent benefits elsewhere.

Change in Control Agreement of Hani Zeini

        In April 2002, the Company entered into a change in control agreement with Hani Zeini, its Executive Vice President, The Americas and Asia Pacific, Inamed Aesthetics. Under this agreement, Mr. Zeini will be entitled to the following if his employment is terminated without cause by the Company or the combined company, or by Mr. Zeini for good reason, within 12 months following consummation of the Offer: (a) pro-rated payment of his base salary through the date of his termination, (b) payment of an amount equal to the greater of (i) two times his base salary at the time the Offer is consummated or (ii) two times his base salary at the time of his termination, (c) payment of any annual bonus awarded but not yet paid, (d) reimbursement of expenses incurred but not paid prior to his termination, and (e) continued participation in medical, dental and life insurance plans for the earlier of 18 months or until Mr. Zeini is eligible for equivalent benefits elsewhere.

        The consummation of the Offer will constitute a change in control for purposes of the employment agreements and change in control agreements described above. Following the consummation of the Offer, any qualifying termination of Messrs. Teti, Daly, Newcomb, Trelles, Vaters or Zeini or Dr. Walker will result in that individual being eligible to receive the severance benefits described above. The payment of all such benefits will be made in a manner that complies with Section 409A of the Internal Revenue Code. Set forth below is an estimate of the value of the severance benefits payable to each executive officer, assuming a qualifying termination of employment as of September 30, 2005. This amount does not reflect the value of any executive's continued participation in medical, dental and/or life insurance plans and is in addition to the values shown in the tables below regarding the accelerated vesting of stock options and restricted stock.

Name	Estimated Value of Severance Benefits
Nicholas L. Teti	$1,622,415
Declan Daly	$836,109
Joseph A. Newcomb	$655,200
Vicente Trelles	$640,000
Robert S. Vaters	$624,000
Patricia S. Walker	$325,000
Hani Zeini	$687,960

Accelerated Vesting of Certain Company Stock Options and Restricted Stock Awards

        Allergan has informed the Company that it intends to cause all outstanding unvested options shares and shares of restricted stock of the Company to vest in connection with the Allergan Merger. The following table shows the total number of the Company's unvested option shares and shares of the Company's restricted stock held as of December 1, 2005 by each executive officer and director that are expected to accelerate and become fully vested in connection with the Offer. The options have exercise prices ranging between $48.82 and $76.88 per share. The intrinsic value of the unvested options is based on the difference between $84.00 (the value of the Cash Consideration) and the actual exercise price of the executive individual's unvested options. The value of the restricted stock is based on $84.00 per share (the value of the Cash Consideration).

Name	Total Number of Unvested Option Shares Held	Intrinsic Value of Unvested Option Shares Accelerating	Total Number of Unvested Restricted Shares Held	Value of Restricted Shares
Nicholas L. Teti	0	$0	65,000	$5,460,000
Declan Daly	10,000	$207,500	32,600	$2,738,400
Joseph A. Newcomb	0	$0	26,650	$2,238,600
Vicente Trelles	0	$0	30,400	$2,553,600
Robert S. Vaters	0	$0	18,750	$1,575,000
Patricia S. Walker, M.D., Ph.D.	66,667	$2,345,345	0	$0
Hani M. Zeini	0	$0	30,400	$2,553,600
Joy A. Amundson	7,500	$124,875	0	$0
Malcolm R. Currie, Ph.D.	7,500	$165,750	0	$0
John C. Miles II	7,500	$53,400	0	$0
Mitchell S. Rosenthal, M.D.	7,500	$165,750	0	$0
Terry E. Vandewarker	7,500	$124,875	0	$0

Interests of Certain Directors and Executive Officers in the Medicis Merger

        In connection with the Medicis Merger, certain members of the Board and executive officers of the Company will have interests that may be different from, or in addition to, their interests as stockholders of the Company. These interests are described on pages 105 through 110 of the Joint Proxy Statement/Prospectus, a copy of which is filed as Exhibit (a)(5)(B) to this Statement and incorporated herein by reference. In general, these interests in the Medicis Merger relate to or arise from, among other things:

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  the retention of certain of the Company's officers and directors as officers or directors of the combined company after the completion of the Medicis Merger;

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  severance benefits to which Nicholas L. Teti, Declan Daly, Joseph A. Newcomb, Vicente Trelles, Robert S. Vaters, Patricia S. Walker and Hani Zeini would become entitled under individual employment agreements or change in control agreements upon a qualifying termination of employment with Medicis following stockholder approval of the Medicis Merger;

  •
  the acceleration of vesting for certain stock options and restricted stock awards; and

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  the continued indemnification of directors and officers of the Company pursuant to the Medicis Merger Agreement and providing these individuals with directors' and officers' insurance.

        The Company's Board was aware of these interests and considered them, among other matters, in making its recommendation with respect to the Offer.

Indemnification and Related Arrangements

        The Company's charter documents provide (and for some time have provided) that to the fullest extent permitted by the Delaware General Corporation Law ("Delaware Law"), no director will be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. The Company's directors and officers are also (and for some time have been) covered by director and officers insurance against indemnification expenses.

Item 4: The Solicitation or Recommendation.

(a) Solicitation and Recommendation.

  Recommendation of the Board.

        As described below, in light of the December 5, 2005 filing deadline for this Statement and the unresolved issues described below, the Board of Directors voted unanimously to recommend that the Inamed stockholders reject the currently pending tender offer by Allergan. However, Inamed continues to be in active negotiations with Allergan in an attempt to secure terms and conditions of a revised offer that the Board would deem fair to, advisable to and in the best interests of Inamed and its stockholders. No assurance can be given that Inamed will be successful in securing acceptable revisions to the pending Allergan tender offer. Inamed intends to update its recommendation to its stockholders as soon as practicable following any change in the Board's recommendation.

        The balance of this Item 4 summarizes events that led to the Offer, some potential benefits and risks that, in the view of the Board, are associated with accepting the Offer or failing to accept the Offer, and the Board's discussions with its legal and financial advisors.

  Background.

        The management of Inamed continually reviews its position in light of the changing competitive environment of the pharmaceutical and medical device industries with the objective of determining what strategic alternatives are available to enhance stockholder value. While Inamed believes that it has positive future prospects on a stand-alone basis, from time to time the management of Inamed has had conversations with other companies to explore opportunities to improve its position, including potential acquisitions or dispositions of assets, licenses, joint ventures or other strategic transactions.

        Consistent with Inamed's business plan to make strategic acquisitions or licenses of products and technologies to create a more diversified product portfolio and revenue base, management of Inamed has periodically discussed on an informal basis over the past two years the possibility of combining with Medicis. These discussions generally focused on the broad conceptual aspects of a potential business combination.

        In mid-2004, the Inamed Board instructed Nicholas Teti, Inamed's Chairman and Chief Executive Officer, to conduct an evaluation of strategic alternatives for Inamed, including (i) a status quo scenario whereby Inamed would continue to grow and innovate in its current areas of strategic focus, (ii) pursuing strategic acquisitions of complementary businesses and technologies and (iii) the possible merger with another company. In connection with the evaluation of these and other options and discussions of possible strategic transactions with other companies, Inamed management initiated discussions with outside financial advisors to assist in the analysis of potential strategic alternatives.

        On October 10, 2004, while attending a conference of the American Society of Plastic Surgeons, Mr. Teti and Jonah Shacknai, Medicis' Chairman and Chief Executive Officer, mutually agreed to meet and discuss a potential strategic relationship between Medicis and Inamed.

        On October 28 and 29, 2004, the Inamed Board held a meeting in Montecito, California, during which Inamed management presented an analysis of the various strategic alternatives available to Inamed, including a possible strategic partnership or business combination with Medicis. Part of the presentation included analysis by investment banking firms, including J.P. Morgan Securities, Inc ("JPMorgan"), of potential acquisition candidates and merger candidates. The Board determined that a transaction with Medicis or continuing on a stand-alone basis were both viable alternatives for maximizing stockholder value in the long term. As a result, the Board authorized Mr. Teti to engage JPMorgan to act as Inamed's financial advisor with respect to a possible transaction with Medicis and to take other appropriate steps to investigate the feasibility and advisability of such a transaction with Medicis and other strategic alternatives.

        In order to further explore a transaction and in contemplation of the possible exchange of material non-public information between the parties, Medicis and Inamed entered into a confidentiality agreement dated November 17, 2004. On November 17, 2004, Inamed executed an engagement letter with JPMorgan to serve as Inamed's financial advisor with respect to a possible business combination of Medicis and Inamed.

        On December 3, 2004, management teams of Medicis and Inamed exchanged certain limited nonpublic financial information regarding their respective operations. On December 8, 2004, management of Medicis and Inamed met to discuss a potential strategic business combination, and exchanged additional financial information. Inamed representatives communicated to Medicis that Inamed would require a preliminary indication of value and transaction structure prior to providing additional information and communicated a preference for a meaningful portion of the consideration to be comprised of cash. Subsequently, Inamed representatives informed Medicis that the deal terms must reflect an understanding that neither party could terminate the merger agreement due to the outcome of the FDA's decision on Inamed's PMA for silicone breast implants.

        On December 10, 2004, Inamed received an initial indication from Medicis of a range of exchange ratios based on then-current prices, which included an assumption that a material portion of the merger consideration would consist of cash. On December 13, 2004, a representative of JPMorgan contacted a representative of Deutsche Bank, Medicis' financial advisor, to indicate that Inamed believed that, based on the trading prices of the common stock of Medicis and Inamed at that time, Medicis' proposed premium and portion of the consideration payable in cash were significantly too low. Notwithstanding this position, Inamed management concluded that the range of values, taken together with the potential strategic value of the proposed combination, was of sufficient interest to merit further consideration.

        Between December 13, 2004 and February 23, 2005, management of Medicis and Inamed and their advisors had numerous conversations and meetings relating to the terms of the potential strategic business combination, including, among other things, the strategic advantages of such a transaction, the relative value and contribution of each company in such a transaction, the structure of a potential transaction, the terms of the merger agreement and the composition of the board of directors and management of the combined company.

        On December 17, 2004, Medicis delivered a letter to Inamed requesting access to certain business, financial and legal information. Inamed management requested access to the same information from Medicis.

        On December 20, 2004, the Inamed Board held a telephonic board meeting to discuss a potential strategic business combination with Medicis. At the meeting, among other things:

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  Representatives of Morrison & Foerster LLP discussed the board of directors' fiduciary obligations when considering a potential transaction with Medicis;

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  Representatives of JPMorgan discussed the current status of negotiations of the financial terms of the business combination and other strategic alternatives;

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  Inamed's management and advisors reviewed with the Inamed Board the status of the negotiations with Medicis; and

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  Inamed's Board authorized Inamed's management to pursue further discussions with Medicis.

        On December 22, 2004, Medicis management and their advisors met with Inamed management and their advisors in Los Angeles to conduct a preliminary due diligence review of Inamed, including regulatory, legal, manufacturing, research and development, sales and marketing, finance, corporate governance and similar matters. During these meetings, members of Inamed's management made presentations regarding aspects of Inamed's businesses, operations and financial condition, and Mr. Shacknai and Mr. Teti met for dinner to further discuss the potential business combination.

        Beginning January 3, 2005, Medicis made available to Inamed's representatives a data room containing legal, financial, regulatory, tax, environmental, employee benefits and other due diligence materials, and Inamed made available to Medicis an electronic data room containing legal, financial, regulatory, manufacturing, tax, environmental, employee benefits and other due diligence materials relating to Inamed. The parties and their advisors reviewed these materials, engaged in extensive due diligence meetings and exchanged additional due diligence materials.

        On January 4, 2005, management and representatives of Medicis met in Scottsdale, Arizona with management and representatives of Inamed, including Mr. Teti and two other members of the Inamed Board, to conduct preliminary due diligence review of Medicis, including regulatory, legal, research and development, sales and marketing, finance, corporate governance and similar matters. During these meetings, Medicis' management made presentations regarding aspects of Medicis' businesses, operations and financial condition.

        On January 6, 2005, the Inamed Board held a board meeting during which, among other things, Inamed's management discussed the January 4, 2005 meeting with Medicis management, the status of Inamed's ongoing due diligence review of Medicis, the effect of changes since December 10, 2004 to the trading prices of the common stock of Medicis and Inamed on the determination of the merger consideration, and the status of negotiations between the parties.

        On January 21 and 26, 2005, the Inamed Board held telephonic board meetings during which, among other things, Inamed's management reported on the status of the ongoing due diligence process and recent discussions between Inamed and Medicis on the key terms of the proposed business combination. The Board also discussed, in consultation with JPMorgan, the valuation of each of Inamed and Medicis in the context of the possible business combination and options regarding the consideration Inamed stockholders would receive in the proposed transaction.

        During the period between February 2, 2005 and February 7, 2005, Medicis and Inamed negotiated the implied value of each Inamed share in the proposed merger and the cash portion of the merger consideration. Despite the lack of agreement regarding significant terms of a possible transaction, on February 7, 2005, Medicis' legal counsel delivered to Inamed a proposed form of merger agreement to facilitate the discussion of various ancillary terms of a possible transaction.

        From February 7, 2005 onwards, representatives and legal and financial advisors of Medicis and Inamed engaged in extensive negotiations regarding the draft merger agreement and various other legal and regulatory issues. The parties also continued with due diligence during this period through in-person and telephonic meetings and through the exchange of documents both electronically and by mail.

        On February 8, 2005, the Inamed Board held a telephonic board meeting to discuss the potential merger between Inamed and Medicis. At the meeting, among other things:

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  Inamed management and advisors reviewed key terms of Medicis' proposed form of merger agreement distributed on February 7, 2005, including, among other things, the size of the breakup fee, the treatment of employee options, the operating covenants and the conditions to closing;

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  Inamed management advised the Board of its belief that, subject to Medicis' completion of satisfactory due diligence and the negotiation of several significant terms (including the composition of the board of directors and management of the combined company and material terms of the merger agreement), Medicis management would present a proposal to the Medicis board of directors that the consideration to be received by the Inamed stockholders in the merger would be a combination of cash and stock with value equivalent to an implied price of $75 per share, with the exchange ratio to be fixed prior to execution of a definitive merger agreement, inclusive of approximately $30 per share to be paid in cash; management highlighted for the Board that the exchange ratio supporting this value was materially more favorable than the exchange ratio previously discussed, but had not been approved by the Medicis board of directors;

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  Inamed's management and advisors updated the Board on the results of Inamed's ongoing due diligence review of Medicis;

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  Representatives of Morrison & Foerster LLP discussed the board of directors' fiduciary obligations when considering a potential transaction with Medicis;

  •
  Representatives of JPMorgan discussed the status of negotiation of the financial terms of the potential transaction, provided an analysis of the proposed transaction terms and provided certain financial analyses of Inamed, Medicis and the combined company; and

  •
  Inamed's management and advisors updated the Board as to various key issues, including strategic issues related to the combination of the facial aesthetics businesses of the companies, finalizing the financing commitment documents between Medicis and Deutsche Bank for the financing necessary to pay the proposed cash portion of the merger consideration and the status of third party waivers and consents which were viewed by the Board as a condition to the execution of the merger agreement.

        On February 13, 2005, the Medicis board of directors held a meeting at the New York office of Medicis' legal counsel, Latham & Watkins LLP, to discuss the potential merger between Medicis and Inamed. At the meeting, among other things, Mr. Teti and a member of Inamed's management joined the meeting and presented an overview of Inamed, its business, products, management and prospects, and responded to questions posed by the board of directors, after which Mr. Teti and the other member of Inamed's management departed the meeting.

        On February 14, 2005, the Inamed Board held a telephonic meeting to discuss the potential merger between Inamed and Medicis. At the meeting, among other things, representatives of KPMG LLP provided a summary of their tax and financial due diligence review and Inamed management reported on the meeting with the Medicis board of directors held on February 13, 2005.

        On February 15 and 16, 2005, the Inamed Board held a meeting at the Park Hyatt Hotel in Los Angeles, California. At the meeting, among other things:

  •
  Representatives of KPMG LLP provided an update of their diligence review;

  •
  Representatives of JPMorgan discussed the contents of a draft of the fairness opinion and the proposed merger consideration, and presented certain analyses of Inamed, Medicis and the combined company;

  •
  Mr. Shacknai joined the meeting and presented an overview of Medicis and responded to questions posed by the Board, after which Mr. Shacknai left the meeting;

  •
  Representatives of Morrison & Foerster LLP reviewed with the Board the current draft of the proposed merger agreement and related transaction documents, the proposed disclosure schedules to the merger agreement, Medicis' financing commitment documents from Deutsche Bank and one of its affiliates, and the proposed amendment to Inamed's stockholder rights agreement, and provided a summary of the legal due diligence review of Medicis;

  •
  Representatives of Morrison & Foerster LLP then discussed the board of directors' fiduciary obligations when considering a potential transaction with Medicis and various legal and regulatory issues that could arise in connection with the proposed merger; and

  •
  The Board discussed key issues relating to the transaction, including the management of the combined company and board and board committee composition.

        On February 17, 2005, the Inamed Board held a telephonic board meeting to discuss unresolved key issues with regard to the proposed merger, including the receipt of third party waivers and consents prior to execution of the merger agreement

        On the evening of February 22, 2005, the Inamed Board held a telephonic board meeting to discuss the status of the merger agreement. At this meeting, Inamed's Board determined it was not prepared to enter into a transaction due to unresolved issues.

        On February 23, 2005, Medicis sent Inamed a letter informing Inamed that Medicis was terminating discussions regarding a potential business combination between the companies. In response, Mr. Teti sent a letter to Mr. Shacknai confirming the termination of such discussions.

        Between February 23, 2005 and March 15, 2005, certain managers at Medicis and Inamed and their advisors continued to discuss a potential transaction on an informal basis.

        On March 9, 2005, the Inamed Board held a telephonic board meeting. During the meeting, the Board authorized Inamed management to resume discussions with Medicis regarding the business combination.

        From March 16, 2005 through March 20, 2005, management of Medicis and Inamed and their advisors had numerous conversations relating to the terms of the potential strategic business combination transaction, including, among other things, the strategic advantages of such a transaction, the relative value and contribution of each company in such a transaction, the status of third party waivers and consents and the composition of the board of directors and management of the combined company. During this period, representatives of both companies also conducted additional due diligence.

        The parties and their advisors had numerous conversations regarding the terms and conditions of the merger agreement from March 16, 2005 through March 20, 2005.

        On March 19, 2005, the Inamed Board held a telephonic board meeting to discuss the current proposed draft of the merger agreement. At the meeting, among other things:

  •
  Inamed management and representatives of JPMorgan updated the Board on the terms of the proposed transaction, including new terms providing Inamed with certain termination fees in connection with the proposed dismissal of Inamed's current litigation against Medicis and Q-Med AB;

  •
  Inamed management reviewed with the Board Medicis' business, financial condition and prospects (including the findings of its advisors) and the potential risks and benefits of the potential business combination with Medicis;

  •
  Representatives of JPMorgan presented an analyses of key transaction terms, discussed certain financial analyses of Inamed, Medicis and the combined company, and provided an oral summary of its fairness opinion; and

  •
  The Board engaged in an extensive discussion of the proposed terms of the business combination and the status of third party waivers and consents.

        On March 20, 2005, the Inamed Board held a telephonic board meeting to consider approval of the Medicis Merger Agreement and the Medicis Merger. Prior to the meeting, the directors were provided with a substantially final draft of the Medicis Merger Agreement and other documents relating to the proposed Medicis Merger. At the meeting, among other things:

  •
  Representatives of JPMorgan provided an update on discussions with Medicis since March 19, 2005 regarding key transaction terms and delivered its oral fairness opinion, which was subsequently confirmed by a written opinion dated March 20, 2005; and

  •
  Representatives of Morrison & Foerster LLP reviewed legal due diligence related to the period from February 22, 2005 through the present, discussed the board of directors' fiduciary obligations when considering a business transaction with Medicis, and reviewed key terms of the Medicis Merger Agreement and related transaction documents.

        Following discussion, the Inamed Board approved the Medicis Merger Agreement and the transactions contemplated by the Medicis Merger Agreement, and resolved to recommend that the Inamed stockholders vote to adopt the Medicis Merger Agreement and approve the Medicis Merger. All directors were present for the meeting and voted to approve the transaction.

        On March 20, 2005, the Medicis Merger Agreement was executed and delivered on behalf of both companies, and, on March 21, 2005, the parties issued a joint press release announcing the execution of the Medicis Merger Agreement prior to the opening of the New York Stock Exchange and NASDAQ National Market.

        On November 2, 2005, Medicis filed the preliminary Joint Proxy Statement/Prospectus on Form S-4 with the SEC.

        On November 14, 2005, Inamed received a letter containing an unsolicited preliminary non-binding proposal from Allergan to acquire all outstanding shares of Inamed for a per share consideration of $84.00 in cash or 0.8498 of a share of Allergan common stock, at the election of the holder, subject to proration such that the total value of the consideration payable would be $1.45 billion in cash and 17.9 million shares of Allergan. The proposal stated that it was subject to the satisfactory completion of limited due diligence and the execution of a mutually acceptable definitive agreement.

        The full text of the Allergan letter is as follows:

    November 14, 2005

    Mr. Nicholas L. Teti
    Chairman, President and Chief Executive Officer
    Inamed Corporation
    5540 Ekwill Street
    Santa Barbara, CA 93111

    Dear Mr. Teti:

    We are pleased to submit a proposal to acquire Inamed in a transaction that will provide your stockholders substantially greater value than your pending merger with Medicis. We are proposing to acquire all of Inamed's outstanding shares in a transaction providing Inamed stockholders with a per share consideration of $84.00 in cash or 0.8498 of a share of Allergan common stock. We will provide the opportunity for each Inamed stockholder to elect whether to receive the consideration in cash or common stock of Allergan, subject to the limitation that the total value of the consideration payable will be $1.45 billion in cash and 17.9 million shares of Allergan.

    Our proposal is clearly superior to Medicis', both financially and strategically:

              (i)  It will provide the immediate opportunity for your stockholders to realize substantially greater value for their shares—a 12% premium over the initial Medicis offer and a 16% premium over the currently implied Medicis offer.

             (ii)  It offers greater certainty of value for Inamed's stockholders as it includes 26% more cash and shares that are more liquid.

            (iii)  It offers closure at least as fast as or faster than the Medicis transaction.

            (iv)  Your stockholders will have the opportunity to realize greater long-term value as a result of the truly unique attributes of an Allergan-Inamed combination, which will create a global leader in medical aesthetics, creating value for both companies' stockholders, employees, patients and customers. This transaction also will result in the combination of two strong companies and will afford the opportunity to mutually enhance our skills. We have great respect for Inamed and are confident that we will be able to integrate the two companies to build a stronger, more efficient company. Additionally, employees of both companies will benefit from the greater resources and opportunities that come from being part of a larger organization.

    We are aware that Medicis' proposed merger with Inamed has prompted a lengthy and still-ongoing antitrust investigation by the Federal Trade Commission, which could continue to cause substantial delays in the completion of that transaction. Allergan does not envision any such problems with its proposed acquisition of Inamed. We are confident that there will be no material delay in the transaction we are proposing on account of Federal Trade Commission review. In order to minimize any potential antitrust issues, Allergan will agree to an immediate divestiture of Inamed's license to Reloxin®. And if and to the extent needed, Allergan will seek cooperation from Beaufour Ipsen Ltd. in this regard. Allergan will also cooperate fully with any subsequent licensee of Reloxin® to ensure that the new licensee is able to benefit from studies or other work that Inamed has done in an effort to obtain regulatory approvals from the U.S. Food and Drug Administration or other regulatory agencies. We have been advised by counsel that, in contrast to Inamed's proposed merger with Medicis, an acquisition of Inamed by Allergan, with an agreed upon divestiture of any rights to Reloxin®, should not result in any prolonged investigation by U.S. or foreign antitrust authorities. However, to ensure that all necessary antitrust approvals are obtained as expeditiously as possible, Allergan intends to file its Hart-Scott-Rodino pre-merger notification no later than November 15, 2005, and any additional foreign filings that may be required will be made promptly thereafter.

    Our proposal represents a "Company Superior Proposal" that clearly meets the standards set forth in Section 8.03 of the existing merger agreement. It offers greater value to Inamed stockholders and has greater certainty of completion than the pending merger. We can comfortably fund the cash portion of the consideration through a combination of cash on hand and permanent financing and have sufficient authorized and unissued shares for the acquisition. Further, no vote of Allergan stockholders will be required for the issuance of Allergan's stock in the transaction. As a result, our transaction can be completed in a timely manner with a goal of closing the acquisition in January 2006 and involves no delay in comparison with the proposed merger with Medicis.

    Our proposal is subject to the execution of a mutually acceptable definitive agreement and the satisfactory completion of limited due diligence to confirm (i) that there are no material undisclosed adverse facts or developments concerning Inamed or it products or pipeline (including, but not limited to, material facts regarding the development and regulatory approval process and timeline for Juvéderm® in the United States) that have not been publicly disclosed; and (ii) that neither Inamed's license from Corneal Group for the rights to develop, distribute and market the Juvéderm® dermal fillers nor the "approvable letter" from the Food and Drug Administration announced September 21, 2005 for certain breast implants (nor any correspondence relating thereto) contain any terms and conditions not publicly disclosed that would materially adversely affect the value of Inamed's acquisition to Allergan and its stockholders. We, our legal advisor, Gibson, Dunn & Crutcher, and our financial advisor, Morgan Stanley, are ready to proceed with the due diligence review immediately, and Allergan's executed confidentiality agreement is enclosed herewith. We are prepared to enter into a merger agreement consistent with the terms set forth herein and otherwise substantially the same as your existing merger agreement with Medicis. Of course, we are prepared to afford you and your representatives access to non-public information concerning Allergan for the purpose of your due diligence review.

    The Allergan Board supports the combination of our companies. We trust you and Inamed's other directors will respond immediately and positively to our proposal. We look forward to working with you to achieve what will be a compelling transaction for the stockholders, customers, partners and employees of our two companies.

    Very truly yours,

    /s/ David E.I. Pyott
    David E.I. Pyott
     Chairman of the Board, President and
    Chief Executive Officer

    cc:
    Board of Directors
    Inamed Corporation

        On November 15, 2005, Allergan issued a press release announcing its proposal, which attached a copy of the above letter.

        At a special meeting of the Inamed Board on November 15, 2005 after conferring with Inamed's legal and financial advisors, the Inamed Board determined that the Allergan proposal was reasonably likely to result in a "Company Superior Proposal" as that term is used in the Medicis Merger Agreement, and directed Inamed's management to evaluate the Allergan proposal.

        Inamed also sent a letter to Medicis informing them of Inamed's receipt of Allergan's offer. In response, Medicis' counsel sent a letter to Inamed's counsel reiterating Medicis' commitment to the Medicis Merger and advising Inamed that Medicis reserves all of its rights under the Medicis Merger Agreement and would seek appropriate remedies in the event of a breach of the Medicis Merger Agreement.

        On November 16, 2005, Inamed issued a press release announcing its receipt of the Allergan letter and attaching a copy of the letter, and announcing the Inamed Board's determination at its November 15, 2005 meeting. Inamed also filed with the SEC a definitive proxy with respect to its 2005 annual stockholders meeting.

        On November 16, 2005, Medicis filed the definitive Joint Proxy Statement/Prospectus on Form S-4 and the registration statement with respect to the Medicis Merger was declared effective by the SEC. On November 17, 2005 Medicis and Inamed commenced the mailing of the Joint Proxy Statement/Prospectus to their respective stockholders. The Joint Proxy Statement/Prospectus stated that the Inamed and Medicis special meetings of their respective stockholders to vote on the Medicis Merger Agreement would each be held on December 19, 2005, and that the record date for determining Inamed stockholders entitled to vote at the Inamed special meeting was November 15, 2005.

        Following the execution of a mutual confidentiality agreement between Allergan and Inamed dated November 16, 2005, a meeting was held November 18, 2005 between representatives of the two companies to discuss the proposed transaction and procedures for the exchange of non-public information for due diligence purposes. The two companies began making arrangements for the exchange of information promptly thereafter.

        On November 21, 2005, Allergan filed with the SEC the Schedule TO and the Registration Statement, including the Prospectus, and formally commenced the Offer. Also on November 21, 2005, Inamed made certain non-public information available to Allergan. Medicis gave notice to Inamed requesting that it recommend to Inamed stockholders that they reject the Offer, and filed a press release regarding that notice on November 22, 2005.

        On November 22, 2005, Inamed notified Medicis that, notwithstanding Medicis' failure to avail itself of Inamed's obligation to enter into good faith negotiations with Medicis to develop a proposal that would compare favorably with the Allergan proposal, Inamed would consider any proposal presented by Medicis. On November 30 and December 2, 2005, representatives of JPMorgan contacted Medicis' financial advisor to request that Medicis engage in negotiations regarding Medicis' ability and willingness to make a proposal competitive with Allergan's, but on both occasions Medicis' financial advisor indicated that Medicis had no intention of proposing any revision to the existing terms set forth in the Medicis Merger Agreement.

        On November 23, 2005, the Inamed Board held a telephonic meeting with Inamed's management and their financial and legal advisors. During the meeting, among other things, the Board discussed the terms of the Allergan Offer, as contained in the Prospectus, and compared the terms to those of the Medicis Merger Agreement. Inamed's management, financial advisors and legal advisors also reported on the status of the diligence review and other discussions between Inamed and Allergan with respect to the key terms of the proposed business combination. The Board also discussed, in consultation with JPMorgan, the potential valuations of each of Inamed, Allergan and Medicis in the context of the possible competing business combinations.

        On November 24, 2005, counsel to Allergan delivered a draft of a proposed form of the Allergan Merger Agreement. Between November 24, 2005 and December 5, 2005, Allergan and Inamed and their respective advisors negotiated the terms of Allergan Merger Agreement and of the Offer, including the price to be paid for the Shares and the terms and conditions of the proposed Allergan Merger Agreement. During that period, in order to avoid possible claims under the Medicis Merger Agreement, Inamed continued to deliver to Medicis copies of Allergan's drafts of the Allergan Merger Agreement.

        Between November 24, 2005 and December 5, 2005, the financial and legal advisers to the Board, at the direction of the Board, engaged in a number of discussions and negotiations relating to the amount of the Offer Price and the other terms of the Offer. Specifically, the Company's financial adviser communicated to Allergan that the Offer Price would have to be increased above the then current $84 price per share in cash or $0.8498 of a share of Allergan common stock in order for the Board to be able to conclude that the Offer was superior to the Medicis Merger Agreement price and terms. Notwithstanding such ongoing communications, Allergan refused to increase the Offer Price.

        On December 3, 2005 Inamed's financial and legal advisors communicated Inamed's management's desire to obtain an irrevocable offer letter that would obligate Allergan to enter into the Allergan Merger Agreement in the event the Medicis Merger Agreement was terminated.

        On December 4, 2005 the Board held a telephonic meeting with the Company's management and financial and legal advisors to discuss its response to the Offer. At the meeting, among other things:

  •
  The Board discussed the adequacy of the consideration offered by Allergan in the Offer, including receiving updates from Inamed management and Inamed's legal and financial advisors on their numerous attempts to negotiate an increase in the value of the Offer with Allergan and from Inamed's financial advisors as to their contacts with Medicis' financial advisor;

  •
  The Board reviewed, with the assistance and input of Inamed management and Inamed's legal and financial advisors, the terms of the Medicis Merger Agreement, including the no solicitation provisions, the change of recommendation provisions, the provisions relating to the requirement to hold an Inamed stockholders meeting even if the Board were to change its recommendation, the termination provisions and the provisions relating to the payment of termination fees to Medicis;

  •
  Representatives of Morrison & Foerster LLP discussed the Board's fiduciary obligations when considering a competing proposal such as that received from Allergan;

  •
  Representatives of JPMorgan (i) discussed the status of negotiations of the financial terms of the Offer, (ii) provided an analysis of the risks and benefits of attempting to secure a higher value for the Offer in light of the terms of the Medicis Merger Agreement, particularly the $90 million termination fee payable to Medicis in certain instances, and (iii) provided financial analyses of Inamed, Medicis and Allergan and the proposed respective business combinations; and

  •
  Inamed's management and advisors discussed with the Board various key issues, including the status of the diligence review of Allergan, the strategic issues related to the combination of Inamed's and Allergan's facial aesthetics businesses, the status of the antitrust and other regulatory issues arising out of the Medicis Merger and the antitrust and other regulatory issues that may arise in connection with the Allergan Offer.

        At the meeting of the Inamed Board on December 4, 2005, the Board determined that the current Offer Price would be acceptable to the Board if Allergan were to agree to provide the Company with a merger agreement executed by Allergan accompanied by an irrevocable letter permitting Inamed to accept the revised Offer at any time through an agreed upon date. The Board directed Inamed's management and legal and financial advisors to negotiate with Allergan and its legal and financial advisors to secure the executed merger agreement and irrevocable offer letter on terms acceptable to Inamed and agreed to reconvene early in the morning on December 5, 2005 to receive an update on the negotiations. Immediately following the December 4, 2005 Board meeting, Inamed's legal and financial advisors commenced negotiations with Allergan's legal and financial advisors in an attempt to secure a merger agreement executed by Allergan and an irrevocable offer letter, each on terms acceptable to Inamed. These negotiations continued throughout the evening of December 4, 2005 and into the morning of December 5, 2005.

        In the early morning of December 5, 2005, Allergan presented the Company with a revised draft Allergan Merger Agreement accompanied by a draft irrevocable offer letter. On December 5, 2005, the Board reconvened its meeting with the Company's management and legal and financial advisors to discuss the results of the negotiations with Allergan. In light of the December 5, 2005 filing deadline for this Statement, the Board determined that there was insufficient time to resolve open issues in the irrevocable offer letter and Allergan Merger Agreement and voted to reject the Offer and to direct management to continue negotiations with Allergan.

(b) Reasons for Recommendation.

        After careful consideration by the Board, including a thorough review of the Offer with the Company's legal and financial advisors, the Board has determined to recommend that Inamed stockholders reject the Offer in its current form and not tender their Shares in the Offer.

        Although the Board recognizes that the Offer, if consummated, may provide greater consideration to the holders of Company Shares than the Medicis Merger, given (1) the contractual restrictions present in the existing Medicis Merger, (2) the fact that the Company has not completed negotiation of a merger agreement with Allergan acceptable to the Company, and (3) the Company believes that it can obtain terms and conditions (other than the per share consideration) that are more favorable to the Company's stockholders than the Offer by rejecting the Offer and continuing to negotiate with Allergan, the Board recommends that holders of shares reject the Offer and not tender their shares pursuant to the Offer.

        Negotiations between representatives of Inamed and representatives of Allergan were continuing through the time of this Statement, and the Company intends to continue these negotiations. Accordingly, the Board reserves the right to revise this recommendation in the event of changed circumstances, if any. Any such change in the recommendation of the Board will be communicated to stockholders as promptly as practicable in the event that such a determination is reached.

        In reaching its determination to recommend that the Inamed stockholders reject the Offer, the Board considered numerous factors in consultation with management of the Company and the legal and financial advisors to the Company, including but not limited to the following:

    •
    The Offer is subject to numerous conditions, including, among others, the requirement that:

    •
    Allergan shall be reasonably satisfied with the results of its confirmatory diligence review of Inamed (the "Due Diligence Condition");

    •
    any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and any other applicable similar foreign laws or regulations will have expired or been terminated, and such expiration or termination has been granted or occurred without the imposition of any material condition or restriction, other than the sale of the Reloxin assets (the "Antitrust Condition");

    •
    either (a) the Medicis Merger Agreement shall have been terminated, or (b) the vote of Inamed stockholders on the Medicis Merger shall not have occurred, and Allergan shall be satisfied in its reasonable judgment that upon consummation of the Offer;

    •
    Allergan shall have the ability to vote sufficient Inamed Shares to assure rejection of the Medicis Merger (the "Medicis Merger Termination Condition");

    •
    Allergan shall have been provided access to such non-public information concerning Inamed as it shall have requested and shall have concluded, in Allergan's reasonable judgment, that:

    •
    there are not, individually or in the aggregate, any material adverse facts or developments concerning Inamed, including its products and pipeline (including material facts regarding the development and regulatory approval process and timeline for Juvéderm in the United States), that have not been publicly disclosed prior to the date of the Offer; and

    •
    neither Inamed's license from Corneal Group for the rights to develop, distribute and market the Juvéderm dermal fillers nor the "approvable letter" from the FDA announced September 21, 2005 for certain breast implants (nor any correspondence relating thereto) contain any terms and conditions not publicly disclosed prior to the date of the Offer, that individually or in the aggregate would materially adversely affect the value to Allergan of the acquisition of Inamed pursuant to the Offer (the "Non-Public Information Condition"); and

    •
    no change shall have occurred or been threatened (or any condition, event or development shall have occurred or been threatened involving a prospective change) in the business, properties, assets, liabilities, capitalization, stockholders' equity, condition

        (financial or otherwise), operations, licenses or franchises, results of operations or prospects of Inamed or any of its subsidiaries that, in the reasonable judgment of Allergan, is or may be materially adverse to Inamed or any of its subsidiaries, and Allergan shall not have become aware of any facts that, in its reasonable judgment, have or may have material adverse significance with respect to either the value of Inamed or any of its subsidiaries or the value of the capital stock of Inamed to Allergan (the "Material Adverse Change Condition").

        Given the contractual arrangement between Inamed and Medicis, it is not possible to satisfy the various conditions to the Offer. For example:

    •
    The Medicis Merger Termination Condition is not capable of being satisfied because the terms of the Medicis Merger Agreement do not permit Inamed to terminate the agreement to accept a competing proposal;

    •
    Under the terms of the Medicis Merger Agreement, Inamed cannot amend the Inamed stockholder rights agreement to provide that the plan does not apply to the Offer or Allergan Merger without the permission of Medicis; and

    •
    Under the terms of the Medicis Merger Agreement, if the Medicis Merger Agreement were terminated and Inamed consummated a transaction with Allergan, Inamed would be required to pay Medicis the $90 million termination fee in most circumstances.

        The regulatory clearances necessary to consummate the Offer are not assured. The Antitrust Condition requires that any expiration or termination that has been granted or occurred under the various antitrust laws be without the imposition of any material condition or restriction, other than the sale of the Reloxin assets. It is not possible to determine at this time if the relevant antitrust authorities would impose any additional conditions on the consummation of the Offer.

        Allergan has the ability to determine whether many of the conditions have been satisfied in its discretion. Although the Due Diligence Condition, the Non-Public Information Condition, and the Material Adverse Change Condition each may be capable of being satisfied, they are each drafted in extremely broad and general terms and, according to the terms of the Offer, Allergan has the discretion to decide whether those conditions, as well as all other conditions, have been met. Accordingly, even assuming that the numerous other conditions to the Offer could be satisfied, these conditions create uncertainty regarding whether Allergan would be required to consummate the Offer given that any number of otherwise insignificant events or circumstances could be deemed by Allergan to cause any one of these conditions to not be satisfied.

        At the time of filing this Statement, the Company has no definitive merger agreement negotiated or signed with Allergan and the form of irrevocable offer letter has not been fully negotiated. Although the Board recognizes that the Offer, if consummated, may provide greater consideration to the Company's stockholders than the Medicis Merger, given the stage of negotiations with Allergan and the risks to the Company associated with terminating the Medicis Merger Agreement, the Board believes it serves the interests of the Company's stockholders to reject the Offer as it currently exists and to continue negotiating terms and conditions other than the per share consideration with Allergan.

        ACCORDINGLY, BASED ON THE FOREGOING, THE BOARD RECOMMENDS THAT HOLDERS OF SHARES REJECT THE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFER.

        The Board reserves the right to revise this recommendation in the event of changed circumstances, if any. Any such change in the recommendation of the Board will be communicated to stockholders as promptly as practicable in the event that such a determination is reached.

        The foregoing discussion of the material factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the Allergan Merger and the proposed Allergan Merger Agreement, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Board may have assigned different weights to different factors. After weighing all of these considerations, the Board unanimously rejected the terms of the Offer and recommended that holders of Shares not tender their shares in the Offer.

(c) Intent to Tender

        To the best of the Company's knowledge, none of the Company's executive officers or directors or any affiliate or subsidiary of the Company currently intends to tender in the Offer any of the Shares that such person or entity holds of record or beneficially.

Item 5: Persons/Assets, Retained, Employed, Compensated or Used.

        Pursuant to the terms of an engagement letter dated November 17, 2004, as amended by the letter agreement dated November 28, 2005 (together, the "JPMorgan Engagement Letter"), the Company engaged JPMorgan to act as its financial advisor in connection with a possible transaction between Inamed and any of Medicis or Allergan, or any of their affiliates or subsidiaries.

        Pursuant to the terms of the JPMorgan Engagement Letter, for services rendered in connection with the proposed transaction, Inamed has agreed to pay JPMorgan a transaction fee equal to the sum of (A) $14.25 million, plus (B) $0.75 million if the per share consideration to be received by holders of shares of Inamed common stock equals or exceeds $85, plus (C) $1.30 million if such per share consideration equals $86 and, plus (D) 4% of any incremental consideration if such per share consideration exceeds $86, with such per share dollar thresholds subject to customary adjustments. Of this amount, Inamed has paid $1.5 million upon the delivery by JPMorgan of a fairness opinion in connection with Inamed's proposed merger with Medicis. In addition, Inamed agreed to pay $1.5 million upon the delivery by JPMorgan of any fairness opinion delivered in connection with the proposed merger with Allergan. The remaining transaction fee is payable upon completion of the transaction. In addition, Inamed has agreed to reimburse JPMorgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify JPMorgan against certain liabilities, including liabilities arising under the federal securities laws.

        In the ordinary course of their businesses, JPMorgan and its affiliates may actively trade the debt and equity securities of Allergan or Inamed for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

        As a part of its investment banking business, JPMorgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. JPMorgan was selected to advise Inamed with respect to the Offer on the basis of such experience and its familiarity with Inamed.

        The Company has made arrangements with The Altman Group to assist it in soliciting proxies in connection with the Medicis Merger.

        Except as described above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the security holders of the Company with respect to the Offer, the Revised Offer or the Allergan Merger.

Item 6: Interest in Securities of the Subject Company.

        Except as set forth below, no transactions in the Shares have been effected during the past 60 days by the Company or any of its subsidiaries or, to the best of the Company's knowledge, by any executive officer, director or affiliate of the Company. On the dates specified below, the following executive officers of the Company sold the following Shares in open market transactions at the following prices:

Name / Title	Date	Number of Shares	Nature of Transaction	Price Per Share*
Declan Daly, Executive Vice President & Chief Financial Officer	11/08/05	9500	Exercise of Nonqualified Stock Options	$18.173
	11/08/05	9500	Open Market Sale	$76.513
Joseph A. Newcomb, Executive Vice President, Secretary and General Counsel	11/04/05	60,000	Exercise of Nonqualified Stock Options	$11.26
	11/04/05	60,000	Open Market Sale	$74.8
Nicholas L. Teti, President, Chief Executive Officer & Chairman of the Board	11/04/05	25,803	Exercise of Nonqualified Stock Options	$16.68
	11/04/05	25,803	Open Market Sale	$74.772
	11/07/05	24,198	Exercise of Nonqualified Stock Options	$16.68
	11/07/05	24,198	Open Market Sale	$75.185
Vicente Trelles, Executive Vice President & Chief Operations Officer	11/04/05	31,500	Exercise of Nonqualified Stock Options	$12.80
	11/04/05	15,000	Exercise of Nonqualified Stock Options	$27.293
	11/04/05	46,500	Open Market Sale	$74.786
Robert S. Vaters, Executive Vice President, Strategy & Corporate Development	11/04/05	65,000	Exercise of Nonqualified Stock Options	$14.693
	11/04/05	65,000	Open Market Sale	$74.675
	11/07/05	20,000	Exercise of Nonqualified Stock Options	$14.693
	11/07/05	20,000	Open Market Sale	$76.410

*
With respect to all sales transactions, the Price Per Share reflected represents the weighted average sales price for such shares of Company common stock.

Item 7: Purposes of the Transaction and Plans and Proposals.

        As discussed elsewhere in this Statement, the Company is presently a party to the Medicis Merger Agreement. Under the Medicis Merger Agreement, subject to certain exceptions described below, Inamed has agreed that it and its subsidiaries, and directors, officers and employees of it and its subsidiaries, will not, directly or indirectly:

  •
  solicit, initiate, encourage or induce any inquiry regarding, or the making, submission or announcement of, an acquisition proposal;

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  participate in any discussions or negotiations regarding, or furnish any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, an acquisition proposal; or

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  enter into any letter of intent or similar document or contract (whether binding or not) contemplating or otherwise relating to an acquisition proposal.

        For purposes of the restrictions described above, an "acquisition proposal" is any offer or proposal with respect to a potential or proposed:

  •
  merger, consolidation, business combination or similar transaction involving the party or any of its significant subsidiaries pursuant to which the party's stockholders immediately prior to such transaction would own less than 85% of the aggregate voting power of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof);

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  sale, lease, exclusive license or other disposition, directly or indirectly of the assets of the party or its subsidiaries representing 15% or more of the consolidated assets of the party and its subsidiaries;

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  issuance, sale or other disposition of securities representing more than 15% of the voting power of the party;

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  transaction in which any person or group of persons acquires beneficial ownership or the right to acquire beneficial ownership of 15% or more of the outstanding voting capital stock of the party; or

  •
  any combination of the above.

        Under the Medicis Merger Agreement, Inamed is obligated to notify Medicis in writing within 48 hours after receipt of any acquisition proposal or request for nonpublic information or inquiry that could reasonably be expected to lead to an acquisition proposal. The notice must include the material terms and conditions of the acquisition proposal, request or inquiry, and the identity of the person making the request. The party receiving the request must keep the other party informed of the status and details of the acquisition proposal, request or inquiry, and must provide the other party with a copy of all written materials provided to the third party.

        Notwithstanding the prohibitions described above, the Medicis Merger Agreement provides that if Inamed receives an unsolicited bona fide written acquisition proposal made after the signing of the Medicis Merger Agreement, Inamed is permitted to participate or engage in discussions or negotiations with, and provide information to, the party making the acquisition proposal as long as:

  •
  Inamed provides written notice to Medicis that Inamed has received an acquisition proposal and the material terms and conditions of such proposal (a "Superior Proposal Notice");

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  Inamed's Board determines in good faith, after consulting with an independent financial advisor and outside legal counsel, that such proposal constitutes or is reasonably likely to result in a superior proposal; and

  •
  prior to providing any such information, the receiving party enters into a confidentiality agreement containing (with certain exceptions) terms at least as restrictive as the terms of the confidentiality agreement between Medicis and Inamed and, contemporaneously with furnishing any nonpublic information to such person, the receiving party furnishes such nonpublic information to the other party.

        A superior proposal ("Superior Proposal") is defined in the Medicis Merger Agreement as an unsolicited, bona fide written offer made by a potential acquirer to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, all or substantially all of the assets of the company, or as a result of which the stockholders of the company immediately preceding the transaction would hold less than 50% of the equity interests in the surviving or resulting entity or its parent or subsidiary, on terms that are more favorable to that company's stockholders than the terms of the merger between Medicis and Inamed.

        Inamed has agreed in the Medicis Merger Agreement that upon receipt of a Superior Proposal, and if requested by Medicis, Medicis and Inamed shall negotiate in good faith with each other, for a period not less than five business days after receipt of written notice of the Superior Proposal, to revise the merger agreement so that the third party Superior Proposal no longer constitutes a Superior Proposal.

        Under the Medicis Merger Agreement, Medicis may terminate the Medicis Merger Agreement by written notice at any time prior to completion of the Medicis Merger if:

  •
  Inamed breaches or fails to perform any of its representations, warranties or covenants contained in the merger agreement, which would result in a failure of a closing condition relating to the accuracy of the representations and warranties of Inamed or the performance by Inamed of its obligations under the merger agreement and the breach or failure to perform cannot be or has not been cured prior to the outside date;

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  the Inamed Board withdraws or adversely modifies its recommendation of the merger, or resolves to do so;

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  the Inamed Board approves or recommends to Inamed stockholders an acquisition proposal other than the merger agreement, or resolves to do so;

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  a tender offer or exchange offer for shares of Inamed common stock is commenced (other than by Medicis or any of its affiliates) and the Inamed Board recommends that the Inamed stockholders tender their shares in such tender or exchange offer or the Inamed Board fails to recommend that the Inamed stockholders reject such tender or exchange offer within ten business days after receipt of Medicis' request to do so; or

  •
  for any reason Inamed fails to call, hold or convene the Inamed stockholders' meeting on or before the fifth business day prior to the outside date, subject to certain limitations.

        In addition, the Inamed Board has agreed to recommend to its stockholders the adoption of the Medicis Merger Agreement and approval of the Medicis Merger, and to use commercially reasonable best efforts to obtain the required stockholder adoption and approval. The Inamed Board also agreed that neither it nor any committee thereof may:

  •
  withdraw or modify, or publicly propose to withdraw or modify, in a manner adverse to Medicis, the recommendations discussed above;

  •
  approve any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to any acquisition proposal; or

  •
  approve or recommend, or publicly propose to approve or recommend, any acquisition proposal.

        However, the Inamed Board may withdraw or modify its recommendation, or approve or recommend, or publicly propose to approve or recommend, an acquisition proposal if, prior to receipt of the approval of the Inamed stockholders necessary to complete the Medicis Merger:

  •
  the Inamed Board has determined in good faith, after consultation with outside counsel, that the failure to take such action would be reasonably likely to result in a violation of its fiduciary duties under applicable law, and Inamed has notified Medicis in writing of this determination; and

  •
  in the case of any such actions taken in connection with an acquisition proposal, at least five business days following receipt by Medicis of the above notice, and taking into account any revised proposal made by Medicis since receipt of the notice, the Inamed Board maintains its determination made above.

        Nothing in the Medicis Merger Agreement prohibits Inamed or their its boards of directors from taking and disclosing to its stockholders, in compliance with the rules and regulations of the Exchange Act, a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act.

However, without limiting the foregoing, the Inamed Board may not change its recommendation unless permitted by the Medicis Merger Agreement, as discussed in the previous paragraph.

        Under the Medicis Merger Agreement, Inamed has agreed to pay Medicis a termination fee of $90 million, less any amount previously paid under the Medicis Merger Agreement, at the earlier of the date that Inamed enters into a definitive agreement providing for an acquisition transaction or the date of the consummation of such transaction if:

  •
  prior to the Inamed special meeting, any person publicly announces an acquisition proposal relating to Inamed which has not been expressly and bona fide publicly withdrawn;

  •
  the merger agreement is terminated (i) by either Medicis or Inamed because of the failure to obtain the requisite Inamed stockholder approval at the Inamed special meeting or (ii) by Medicis as a result of a breach by Inamed of any covenant or other affirmative obligation of Inamed under the Medicis Merger Agreement which would result in a failure of Inamed to perform its obligations under the Medicis Merger Agreement in all material respects, that cannot be cured prior to the outside date; and

  •
  within 12 months after the date of termination of the Medicis Merger Agreement, Inamed enters into a definitive agreement with respect to an acquisition transaction or consummates an acquisition transaction.

        Inamed has also agreed to pay Medicis a termination fee of $90 million within two business days following termination of the Medicis Merger Agreement if the Medicis Merger Agreement is terminated by Medicis because:

  •
  the Inamed Board has withdrawn or adversely modifies its recommendation with respect to the merger, or resolves to do so;

  •
  the Inamed Board approves or recommends to Inamed stockholders, or resolves to do so, an acquisition proposal other than the Medicis Merger Agreement;

  •
  a tender offer or exchange offer for shares of Inamed common stock is commenced (other than by Medicis or any of its affiliates) and the Inamed Board recommends that the Inamed stockholders tender their shares in such tender or exchange offer or fails to recommend that the Inamed stockholders reject such tender or exchange offer within ten business days after receipt of Medicis' request to do so; or

  •
  Inamed fails to call, hold or convene the Inamed stockholders' meeting on or before the fifth business day prior to the termination date, subject to certain limitations.

        Except as set forth in the Joint Proxy Statement/Prospectus with respect to the Medicis Merger and as set forth in this Statement, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company's securities by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

        Except as set forth in the Joint Proxy Statement/Prospectus with respect to the Medicis Merger and as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer which relate to or would result in one or more of the matters referred to in this Item 7.

Item 8: Additional Information.

  Delaware General Corporation Law

        (i)    Delaware Anti-Takeover Statutes. As a Delaware corporation, Inamed is subject to Section 203 ("Section 203") of Delaware Law. Under Section 203, certain "business combinations" between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by Section 203 (Inamed did not make such an election), (ii) the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination was approved by the board of directors of the corporation and ratified by 66 2/3% of the voting stock which the interested stockholder did not own. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority owned subsidiaries and transactions which increase an "interested stockholder's" percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation's voting stock.

        The Board has unanimously rejected the Offer and recommended that Inamed's stockholders reject the Offer and not tender their Shares pursuant to the Offer. Consequently, the restrictions on business combinations contained in such Section 203 of Delaware Law would remain applicable until such time, if any, as the Board approves an offer and a definitive merger agreement with Allergan. It is a condition to the Offer that Allergan be satisfied, in its reasonable judgment, that the provisions of Section 203 of the Delaware Law do not apply to the Offer or the Allergan Merger.

        (ii)   Short-Form Merger. Under Section 253 of Delaware Law, if Purchaser acquires, pursuant to the Offer (including any extension thereof) or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Allergan Merger after consummation of the Offer without a vote by Inamed's stockholders. However, if Purchaser is not able to acquire at least 90% of the outstanding Shares pursuant to the Offer (including any extension thereof) or otherwise, a vote by Inamed's stockholders will be required under Delaware Law to effect the Allergan Merger. As a result, Inamed would also have to comply with the federal securities laws and regulations governing the solicitation of proxies, including the preparation and distribution of a proxy statement. Thus, if the Allergan Merger cannot be accomplished as a short-form merger under Section 253 of the Delaware Law, a longer period of time will be required to effect the Allergan Merger and pay stockholders who do not tender their Shares in the Offer. However, it is a condition to consummation of the Offer that at least a majority of the outstanding fully diluted Shares be tendered. If the Offer is consummated in spite of the Board's recommendation to reject the Offer, the results of any stockholder vote to adopt the Allergan Merger Agreement and approve the Allergan Merger would be virtually assured.

        (iii)  Appraisal Rights. No appraisal rights are available in connection with the Offer. However, appraisal rights will be available in connection with the Allergan Merger. Please read the Prospectus under the heading "The Offer—Purpose of the Offer; Inamed Merger; Appraisal Rights- Appraisal Rights" (pages 53 and 54), which is incorporated herein by reference.

  Antitrust

        Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser pursuant to the Offer is subject to the HSR Act requirements.

        Under the provisions of the HSR Act applicable to the purchase of Shares pursuant to the Offer, such purchase may not be made until the expiration of a 30-calendar day waiting period following the required filing of a Pre-merger Notification and Report Form under the HSR Act by Allergan. According to the Prospectus, Allergan filed a Notification and Report Form with respect to the Offer and the Allergan Merger with the Antitrust Division and the FTC on November 15, 2005. According to the Prospectus, the waiting period under the HSR Act would expire 30 calendar days after the filing date, unless early termination of the waiting period were granted or Allergan received a request from the Antitrust Division or the FTC for additional information or documentary material prior thereto. If such a request were made, according to the Prospectus, the waiting period applicable to the Offer will expire on the thirtieth calendar day after the date of substantial compliance by Allergan with such request. Thereafter, the waiting period may be extended by court order or by consent of Allergan. Although Inamed is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, neither Inamed's failure to make such filings nor a request to Inamed from the Antitrust Division or the FTC for additional information or documentary material will extend the waiting period.

        The waiting period under the HSR Act may be terminated by the FTC and the Antitrust Division prior to its expiration. There can be no assurance, however, that the 30-day HSR Act waiting period will be terminated early if requested by Allergan and Inamed. Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. Subject to certain exceptions described in the Prospectus, any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. Reference is made to the Prospectus under the heading "The Offer- Certain Legal Matters; Regulatory Approvals- Antitrust" on page 60 of the Prospectus, which is incorporated herein by this reference.

        The FTC and the Antitrust Division have the authority to scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by the Purchaser pursuant to the Offer. At any time before or after the purchase by Purchaser of Shares pursuant to the Offer, either the FTC or the Antitrust Division could take such action under their statutory authority as they deem necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Purchaser or the divestiture of substantial assets of Allergan, Inamed, or any of their respective subsidiaries. Allergan has stated in the Prospectus that, in order to reduce any potential antitrust issues arising from the consummation of the Offer and the Allergan Merger, it will agree to an immediate divestiture of certain assets related to Inamed's rights to distribute the Reloxin products. See the Prospectus under the heading "The Offer- Plans for Inamed- Divestiture of Reloxin Assets" on pages 54 and 55 of the Prospectus, which is incorporated herein.

        Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances. Allergan may also be required to obtain additional regulatory approvals from various foreign antitrust and competition law authorities, and these foreign antitrust agencies could also initiate action to challenge or block the proposed transaction. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or the outcome of any such challenge.

  Rights Agreement

        On December 5, 2005, pursuant to its authority under the Amended and Restated Rights Agreement, dated as of November 16, 1999, as amended (the "Rights Agreement"), the Board extended the Distribution Date under the Rights Agreement as it applies to the Offer to the later of December 19, 2005 (as that term is defined in the Rights Agreement).

        The Offer is conditioned upon, among other things, Allergan being satisfied in its reasonable judgment that the Rights Agreement does not apply to the Offer and the Allergan Merger. Other than the above extension of the Distribution Date, the Board has not yet taken any action to amend the Rights Agreement so that it will not apply to the Offer and the Allergan Merger.

        The information contained in the Exhibits referred to in Item 9 below is incorporated by reference herein.

Item 9: Exhibits.

Exhibit No.	Description
(a)(1)(A)	Form of Letter of Election and Transmittal (filed as Exhibit (a)(1)(A) to the Schedule TO and incorporated herein by reference).
(a)(1)(B)	Form of Notice of Guaranteed Delivery (filed as Exhibit (a)(1)(B) to the Schedule TO and incorporated herein by reference).
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (filed as Exhibit (a)(1)(C) to the Schedule TO and incorporated herein by reference).
(a)(1)(D)	Form of Letter to Clients (filed as Exhibit (a)(1)(D) to the Schedule TO and incorporated herein by reference).
(a)(1)(E)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (filed as Exhibit (a)(1)(E) to the Schedule TO and incorporated herein by reference).
(a)(4)	Prospectus regarding the offer and sale of the Allergan Common Stock to be issued in the Offer (filed as Exhibit (a)(4) to the Schedule TO and incorporated herein by reference).
(a)(5)(A)	Joint Proxy Statement/Prospectus with respect to the Medicis Merger (filed with the SEC on November 16, 2005 and incorporated by reference herein).
(a)(5)(B)	Proxy Statement with respect to Inamed Corporation's 2005 Annual Meeting of Stockholders, pages 12 through 19 (filed with the SEC on November 16, 2005 and incorporated by reference herein).
(e)(1)	Mutual Non-Disclosure Agreement, dated as of November 16, 2005, between Inamed Corporation and Parent (filed herewith).
(e)(2)	Joint Proxy Statement/Prospectus with respect to the Medicis Merger, pages 105 through 110 (filed with the SEC on November 16, 2005 and incorporated by reference herein).
(e)(3)
Employment Agreement by and between Inamed Corporation and Robert Vaters, dated January 21, 2003 (incorporated herein by reference to Inamed Corporation's Quarterly Report on Form 10-Q filed with the SEC on August 14, 2003).

(e)(4)
Amended and Restated Employment Agreement dated as of October 18, 2004 by and between Inamed Corporation and Nicholas L. Teti (incorporated herein by reference to Inamed Corporation's Current Report on Form 8-K filed with the SEC on November 4, 2004).
(e)(5)
Employment Agreement by and between Inamed Corporation and Joseph A. Newcomb, dated August 1, 2003 (incorporated herein by reference to Inamed Corporation's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2003).
(e)(6)
Employment Agreement by and between Inamed Corporation and Hani Zeini, dated September 10, 2001 (incorporated herein by reference to Inamed Corporation's Amendment No. 1 to Annual Report on Form 10-K filed with the SEC on April 29, 2005).
(e)(7)
Change in Control Agreement by and between Inamed Corporation and Hani Zeini, dated April 18, 2002 (incorporated herein by reference to Inamed Corporation's Amendment No. 1 to Annual Report on Form 10-K filed with the SEC on April 29, 2005).
(e)(8)
Employment Agreement by and between Inamed Corporation and Vicente Trelles, effective January 21, 2003 (incorporated herein by reference to Inamed Corporation's Amendment No. 1 to Annual Report on Form 10-K filed with the SEC on April 29, 2005).
(g)	Inapplicable

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

INAMED CORPORATION
/s/ NICHOLAS L. TETI
	Name:	Nicholas L. Teti
	Title:	Chief Executive Officer
Date: December 5, 2005

QuickLinks

  Item 1: Subject Company Information.
  Item 2: Identity and Background of Filing Person.
  Item 3: Past Contacts, Transactions, Negotiations and Agreements.
  Item 4: The Solicitation or Recommendation.
  Item 5: Persons/Assets, Retained, Employed, Compensated or Used.
  Item 6: Interest in Securities of the Subject Company.
  Item 7: Purposes of the Transaction and Plans and Proposals.
  Item 9: Exhibits.
SIGNATURE